Exhibit 99.1

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

AND FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020 AND DECEMBER 31, 2019

AND FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020 AND 2019

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2020	2019

ASSETS
Current Assets
Cash and cash equivalents	$10,163	$3,948
Short term deposits	20,043	8,060
Prepaid expenses	708	510
Other receivables	751	403
Restricted cash	145	100
Cash held with respect to CVR Agreement	2,524	1,400
Receivables for the sale of Trehalose	-	2,000
Total Current Assets	34,334	16,421

Non-Current Assets
Restricted cash	60	76
Long-term prepaid expenses	5	5
Property and equipment, net	696	648
Other assets	342	410
Total Non-Current Assets	1,103	1,139
TOTAL ASSETS	$35,437	$17,560

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable trade	$524	$395
Accrued expenses and other liabilities	1,961	2,185
CVR holders	2,524	3,400
Total Current Liabilities	5,009	5,980

Non-Current Liabilities
Lease liabilities	236	298
Total Non-Current Liabilities	236	298
TOTAL LIABILITIES	5,245	6,278

Commitments and Contingencies

SHAREHOLDERS’ EQUITY
Common stock of NIS 0.40 ($0.11) par value:
Authorized: 45,000,000 shares as of June 30, 2020 and December 31, 2019; Issued and outstanding: 13,463,771 and 10,334,126 as of June 30, 2020 and December 31, 2019;	1,513	1,151
Additional paid in capital	59,615	37,104
Foreign currency translation adjustments	(1,428)	(1,300)
Accumulated deficit	(29,508)	(25,673)
TOTAL SHAREHOLDERS’ EQUITY	30,192	11,282
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,437	$17,560

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Revenues	$-	$-	$-	$-

Operating expenses:
Research and development expenses	1,360	696	2,732	2,274
General and administrative expenses	873	601	1,397	1,385
	2,233	1,297	4,129	3,659

Operating loss	(2,233)	(1,297)	(4,129)	(3,659)

Financial income	89	38	298	93
Financial expenses	(897)	(202)	(4)	(560)

Net (loss)	(3,041)	(1,461)	(3,835)	(4,126)

Other comprehensive income (loss)
Exchange differences arising from translating financial statements from functional to presentation currency	888	234	(128)	534
Total other comprehensive income (loss)	888	234	(128)	534
Total comprehensive (loss)	$(2,153)	$(1,227)	$(3,963)	$(3,592)

Basic & diluted (loss) per share	$(0.23)	$(0.14)	$(0.31)	$(0.62)
Weighted average number of shares outstanding	13,441,436	10,108,265	12,419,643	7,021,027

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	For the six months ended June 30,
	2020	2019
Cash flows from operating activities
Net (loss)	$(3,835)	$(4,126)
Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation	114	95
Non-cash operating lease expenses	66	67
Share-based compensation	320	643
Changes in values of warrants exercisable into shares liability		50
Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses	(196)	41
Decrease (increase) in other receivables	1,640	(359)
(Decrease) increase in accounts payable trade	129	127
(Decrease) increase in accrued expenses and other liabilities	(1,071)	199
Operating lease liabilities	(62)	(81)
Net cash provided by (used in) operating activities	(2,895)	(3,344)

Cash flows from investing activities
Purchase of property and equipment	(166)	(132)
Investment in short-term bank deposits	(12,000)	-
Net cash received in the issuance of shares for the net assets of Bioblast Pharma Ltd.	-	1,544
Net cash (used in) provided by investing activities	(12,166)	1,412

Cash flows from financing activities
Proceeds from issuance of shares and warrants net of $2,294 and $655 issuance expenses, respectively	22,456	7,706
Proceeds from exercise of options	97	4
Net cash (used in) provided by financing activities	22,553	7,710

Increase (decrease) in cash and cash equivalents	7,492	5,778
Cash and cash equivalents - beginning of year	5,524	9,792
Exchange rate differences on cash and cash equivalents	(124)	535
Cash and cash equivalents - end of period	$12,892	$16,105

Non-cash transactions:
Warrants issued in settlement of issuance costs to a placement agent	$563	$-
Conversion of preferred stock to ordinary shares	$-	$525
Conversion of 6% preference on preferred stock to ordinary shares	$-	$2,071
Issuance of ordinary shares upon exercise of warrants	$-	$249
Issuance of shares in connection with merger	$-	$47
Assets acquired excluding cash and cash equivalents	$-	$(2,632)
Less - liabilities assumed	-	3,532
Net assets acquired excluding cash and cash equivalents	$-	$900

Supplemental disclosures of cash flow information:
Cash paid for taxes	$-	$-
Cash received for interest, net	$72	$93

The accompanying notes are an integral part of the condensed consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 1 –	GENERAL

a.	Enlivex Therapeutics Ltd. (the “Parent” and, including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”) is a clinical-stage immunotherapy company originally incorporated on January 22, 2012 under the laws of the State of Israel as Bioblast Pharma Ltd. On March 26, 2019, upon consummation of a merger transaction between the Parent and Enlivex Therapeutics R&D Ltd., (“Enlivex R&D”, formerly known as Enlivex Therapeutics Ltd.), pursuant to which a wholly owned subsidiary of the Parent merged with and into Enlivex R&D (the “Merger”), the Parent changed its name to Enlivex Therapeutics Ltd. The Merger has been treated as a reverse recapitalization of the Parent for financial accounting and reporting purposes; and Enlivex R&D was treated as the acquirer and the Parent was treated as the acquired entity.

Enlivex R&D was incorporated in September 2005 under the laws of the State of Israel and has been engaged since inception in the development of an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions, which involve the hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no U.S. Food and Drug Administration (“FDA”) approved treatments, as well as treating solid tumors via modulating immune-checkpoint rebalancing. The Company’s innovative immunotherapy candidate, Allocetra™, is a novel immunotherapy candidate based on a unique mechanism of action that targets clinical indications that are defined as “unmet medical needs,” such as preventing or treating complications associated with bone marrow transplants and/or hematopoietic stem cell transplants, sepsis and acute multiple organ failure. The Company also intends to develop its cell-based therapy to be combined with currently effective treatments of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell Therapy and therapies targeting T-Cell Receptor Therapy. The Company’s development is based on the discoveries of Professor Dror Mevorach, an expert on clearance of dying (apoptotic) cells, in his laboratory in the Hadassah University Hospital located in the State of Israel.

In January 2015, Bioblast Pharma Inc. was established in the State of Delaware as a wholly owned subsidiary of the Parent (the “Subsidiary”). On July 1, 2020 Bioblast Pharma Inc changed its name to Enlivex Therapeutics Inc.

The Company’s ordinary shares, NIS 0.40 per share (“Ordinary Shares” or “ordinary shares”), are traded under the symbol “ENLV” on both the Nasdaq Capital Market and on the on the Tel Aviv Stock Exchange.

b.	Financial Resources

The Company devotes substantially all of its efforts toward research and development activities and raising capital. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Research and development activities have required significant capital investment since the Company’s inception. The Company expects its operations to continue to require cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has not generated any revenues or product sales and has not achieved profitable operations or positive cash flow from operations. The Company’s has experienced losses since its inception, and, as of June 30, 2020, had an accumulated deficit of $29,508.

In the first quarter of 2020, the Company raised $24,750 in cash (before deducting placement agent fees and offering expenses) in conjunction with registered securities offerings of an aggregate of 3,093,750 Ordinary Shares and 2,093,750 warrants. However, the Company expects to continue to incur additional losses for at least the next several years and over that period the Company will need to raise additional debt or equity financing or enter into partnerships to fund its development. If the Company is not able to achieve its funding requirements, it may be required to reduce discretionary spending, may not be able to continue the development of its product candidates or may be required to delay part of its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The ability of the Company to transition to profitability in the longer term is dependent on developing products and product revenues to support its expenses.

The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s product candidates for at least twelve months from the filing of these financial statements on Form 6-K with no additional need to raise capital. The Company may determine, however, to raise additional capital during such period as its Board of Directors deems prudent The Company’s management plans to finance the Company’s operations with issuances of its equity securities and, in the longer term, revenues. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for its long-term development. The Company’s ability to continue to operate in the long term is dependent upon additional financial support. .

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its development timeline or its liquidity due to currently ongoing COVID-19 pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, will depend on future developments that are highly uncertain as of the date of issuance of these unaudited condensed consolidated financial statements. Actual results could differ from the Company’s estimates.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation

These unaudited consolidated financial statements include the accounts of the Company and have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in financial statements for annual periods prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been made.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited annual financial statements and notes thereto included in the Company’s 2019 Annual Report on Form 20-F, as filed with the SEC on April 30, 2020. The results of operations for these interim periods are not necessarily indicative of the operating results for any future period. The December 31, 2019 financial information has been derived from the Company’s audited financial statements.

b.	Functional Currency and Translation to The Reporting Currency

The functional currency of the Company is the New Israeli Shekel (“NIS”), which is the local currency in which it operates. The financial statements of the Company were translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.  Accordingly, assets and liabilities were translated from NIS to U.S. dollars using period -end exchange rates, equity items were translated at the exchange rates of the date of the equity transaction, and income and expense items were translated at average exchange rates during the period .

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is other than the U.S. dollar) are reported in other comprehensive income (loss) and are reflected in equity, under “accumulated other comprehensive income (loss)”.

Balances denominated in, or linked to foreign currencies are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

1 U.S. $ = 3.466 NIS and 3.456 NIS as of June 30, 2020 and December 31, 2019, respectively.

The U.S. $ (decreased) increased against the NIS (2.8%) and (1.85%) in the three months ended June 30, 2020 and 2019, respectively, and 0.29% and (4.88%) in the six months ended June 30, 2020 and 2019, respectively.

c.	Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

d.	New Accounting Pronouncements Adopted

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-13, “Fair Value Measurement (Topic 820), - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted this ASU on January 1, 2020. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In August 2018, the FASB issued new disclosure guidance on fair value measurement. This new guidance modifies the disclosure requirements on fair value measurements, including removal and modifications of various current disclosures as well as some additional disclosure requirements for Level 3 fair value measurements. Some of these disclosure changes must be applied prospectively while others retrospectively depending on requirement. This guidance is required to be adopted by the Company beginning in fiscal year 2020 with early adoption permitted. The Company adopted the guidance on January 1, 2020, which did not have a material impact on its consolidated financial statements.

e.	Pending Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), which provides optional guidance to ease the potential burden in accounting due to reference rate reform. The guidance in this update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into on or before December 31, 2022. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures, the adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

NOTE 3 –	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	June 30,	December 31,
	2020	2019
	unaudited

Cash held in banks	$655	$937
Bank deposits in U.S.$ (annual average interest rates 1.26% and 1.49%)	9,508	3,011
Total cash and cash equivalents	10,163	3,948
Cash held with respect to CVR Agreement	2,524	1,400
Short-term restricted cash	145	100
Long-term restricted cash	60	76
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$12,892	$5,524

NOTE 4 –	PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

	June 30,	December 31,
	2020	2019
	unaudited

Cost:
Laboratory equipment	$917	$782
Computers	113	94
Office furniture & equipment	37	36
Leasehold improvements	164	152
Total cost	1,231	1,064

Accumulated depreciation:
Laboratory equipment	433	340
Computers	63	51
Office furniture & equipment	2	1
Leasehold improvements	37	24
Total accumulated depreciation	535	416
Depreciated cost	$696	$648

For the three and six months ended June 30, 2020 and 2019, depreciation expenses were $60, $92, $114 and $95, respectively.

NOTE 5 –	ACCRUED EXPENSES AND OTHER LIABILITIES

	June 30,	December 31,
	2020	2019
	unaudited

Vacation, convalescence and bonus accruals	$253	$318
Employees and payroll related	265	274
Short term operating lease liabilities	123	123
Accrued expenses and other	1,320	1,470
	$1,961	$2,185

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 6 –	LEASES

The Company is a party to operating leases for its corporate offices, laboratory space and vehicles. The Company’s operating leases have remaining lease terms of up to 3.16 years, some of which include options to extend the leases for up to five years.

	June 30,
	2020	2019
	unaudited

The components of lease expense were as follows:
Operating leases expenses	$93	$98
Supplemental consolidated cash flow information related to operating leases follows:
Cash used in operating activities	$88	$93
Non-cash activity: Right of use assets obtained in exchange for new operating lease liabilities	$-	$-

Supplemental information related to operating leases, including location of amounts reported in the accompanying consolidated balance sheets, follows:

	June 30,	December 31,
	2020	2019
	unaudited
Other assets - Right-of-Use assets	$500	$501
Accumulated amortization	158	91
Operating lease Right-of-Use assets, net	$342	$410
Lease liabilities – current - Accounts payable and accrued liabilities	$123	$123
Lease liabilities – noncurrent	236	298
Total operating lease liabilities	$359	$421
Weighted average remaining lease term in years	2.83	3.33
Weighted average annual discount rate	10.7%	10.7%

Maturities of operating lease liabilities as of June 30, 2020, were as follows:
2020 (after June 30)	83
2021	154
2022	135
2023	73
Total undiscounted lease liability	445
Less: Imputed interest	(86)
Present value of lease liabilities	$359

NOTE 7 –	COMMITMENTS AND CONTINGENCIES

a.	The Company is required to pay royalties to the State of Israel (represented by the Israel Innovation Authority), computed on the basis of proceeds from the sale or license of products, the development of which was supported by State grants. These royalties are generally 3% - 5% of sales until repayment of 100% of the grants (linked to the U.S. dollar) received by the Company plus annual interest at an applicable LIBOR-based rate. The Company’s aggregate contingent obligation to pay royalties as of June 30, 2020 was approximately $5,804, which represented the gross amount of grants actually received by the Company from the Israel Innovation Authority to such date, including accrued interest. As of June 30, 2020, the Company had not paid any royalties to the Israel Innovation Authority.

In January 2020, the Company submitted a grant application to the Israel Innovation Authority for funding of its clinical development program of prevention of cytokine storms and organ dysfunction associated with sepsis. The Company’s application for grants of NIS 3,467 ($973) representing participation of 30% of the plan to be executed in Israel was approved by the Israel Innovation Authority in April 2020, for a period commencing January 1, 2020 and ending December 31, 2020.

In March 2020, the Company submitted a grant application to the Israel Innovation Authority for funding of its clinical development program of prevention of organ dysfunction and cytokine storms associated with COVID-19. The Company’s application for grants of NIS 1,857 ($521) representing participation of 30% of the plan to be executed in Israel was approved by the Israel Innovation Authority in April 2020 for a period commencing April 1, 2020 and ending March 31, 2021.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 7 –	COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

b.	On July 1, 2020 the Company entered into a rental agreement for an additional 421 square meters of office and laboratory space, in addition to the 420 square meter rental agreement entered into on July 30, 2018, in the biotechnology park in Ness Ziona. The additional rental agreement is for a period of 63 months, commencing July 1, 2020, and can be extended by an additional period of 35 months. The monthly rental and management fees for the additional space are NIS 28 ($8). To secure the liability of the Company for the new lease, the Company provided the lessor a bank guarantee of approximately NIS 164 ($47).

On May 15, 2020, S.H.N. Financial Investments Ltd., d/b/a Shamir Capital (“Shamir”) filed a complaint against the Company in the United States District Court for the Southern District of New York (the “Court”), related to Shamir’s purchase of $2.4 million of ordinary shares in the Company’s registered direct offering in February 2020. The Company considered Shamir’s allegations to be without merit, and, on July 20, 2020, filed with the Court a motion to dismiss Shamir’s complaint. On August 10, 2020, without challenging the Company’s motion to dismiss and prior to the Company filing an answer to Shamir’s complaint, Shamir filed with the Court a notice of voluntary dismissal without prejudice.

NOTE 8 –	EQUITY

a.	On February 26, 2020, the Company completed a registered offering of ordinary shares pursuant to which certain investors purchased 1,000,000 ordinary shares at a price of $8 per share. Net proceeds of the offering were approximately $7,218 after deducting offering expenses. In conjunction with the offering, the Company issued to the placement agent warrants to purchase up to 70,000 ordinary shares at an exercise price of $10 per share, exercisable until the five-year anniversary of their date of issuance. The warrants were valued upon issuance at $331 using a Black-Scholes model with the following assumptions: estimated weighted average volatility 72%; weighted average risk-free interest rate of 1.14%; no dividend; and a weighted average contractual expected life of 5 years. The placement agent warrants were accounted for as additional issuance costs and classified under additional paid-in capital.

b.	On March 5, 2020, the Company completed a registered offering pursuant to which certain investors purchased 2,093,750 ordinary shares and 2,093,750 warrants to purchase ordinary shares at a combined offering price of $8.00 per ordinary share and associated warrant. Net proceeds of the offering were approximately $15,238 after deducting offering expenses. The investors’ warrants are immediately exercisable for 2,093,750 ordinary shares of common stock at $9 per share, and will remain exercisable until the two-year anniversary of their date of issuance.

The sale of ordinary shares and issuance of warrants qualified for equity treatment under GAAP. The respective values of the warrants and ordinary shares issued to investors were calculated using their relative fair values and classified under ordinary shares and additional paid-in capital.

The warrants were valued using a Black-Scholes model with the following assumptions: estimated weighted average volatility 68.24%; weighted average risk-free interest rate of 0.67%; no dividend; and a weighted average contractual expected life of 2 years. The value ascribed to the investors’ warrants was $3,723 and to the common stock $13,027.

In conjunction with the offerings, the Company also issued to the placement agent warrants to purchase up to 146,563 ordinary shares at an exercise price of $10 per share, such warrants have substantially the same terms as the investor warrants, except that the placement agent warrants are exercisable at a price of $10 per share. The placement agent warrants were valued at $232 using a Black-Scholes model with the same assumptions used to estimate the investors’ warrants. The placement agent warrants were accounted for as additional issuance costs and classified under additional paid-in capital.

c.	All warrants issued in February and March 2020 offerings described above may be exercisable on a “cashless” basis in certain circumstances, including while there is no effective registration statement registering the ordinary shares issuable upon exercise of the warrants until the expiry of the warrants. Such registration statement was declared effective by the SEC on June 21, 2019.

Holders of the Company’s warrants have no rights as an ordinary shareholder until such holders exercise their warrants and acquire the Company’s ordinary shares. All of the foregoing warrants remained outstanding at June 30, 2020.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 9 –	SHARE-BASED COMPENSATION

a)	Employees’ and directors stock options

	Three months ended June 30,
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	1,195,563	$6.30	1,097,943	$6.01
Granted	250,000	$3.66	-	$-
Forfeited and expired	(31,070)	$6.36	(6,292)	$7.23
Exercised	(35,895)	$2.69	-	$-
Outstanding at end of period	1,378,598	$6.15	1,091,651	$6.01
Exercisable at end of period	692,032	$5.96	553,331	$6.03

Non-vested at beginning of the period	482,010	$7.20	544,612	$6.02
Granted	250,000	$3.66	-	$-
Vested during the year	(14,374)	$3.63	-	$-
Forfeited during the year	(31,070)	$6.38	(6,292)	$7.23
Non-vested at the end of the period	686,566	$5.79	538,320	$6.08

	Six months ended June 30,
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	1,125,927	$6.47	1,083,023	$4.79
Pre-merger Bioblast options	-	$-	15,500	$90.16
Granted	320,000	$3.89	2,421	$12.21
Forfeited and expired	(31,434)	$6.39	(8,071)	$0.91
Exercised	(35,895)	$2.69	(1,222)	$3.39
Outstanding at end of period	1,378,598	$6.15	1,091,651	$6.01
Exercisable at end of period	692,032	$5.96	553,331	$6.03

Non-vested at beginning of the period	425,895	$7.21	625,302	$5.58
Granted	320,000	$3.89	2,421	$12.21
Vested during the year	(28,259)	$3.09	(81,332)	$3.22
Forfeited during the year	(31,070)	$6.37	(8,071)	$0.91
Non-vested at the end of the period	686,566	$5.79	538,320	$6.08

As of June 30, 2020, the total unrecognized estimated compensation cost related to outstanding non-vested employees’ stock options was $1,750 which is expected to be recognized over a weighted average period of 1.51 years.

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 9 –	SHARE-BASED COMPENSATION (cont.)

b)	Consultants’ stock options

	Three months ended June 30,
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	499,115	$4.04	718,395	$3.72
Outstanding at end of period	499,115	$4.04	718,395	$3.72
Exercisable at end of period	405,920	$3.48	576,183	$5.26

Non-vested at beginning of the period	93,194	$6.27	142,212	$6.29
Vested during the year	-	$-	-	$-
Non-vested at the end of the period	93,194	$6.27	142,212	$6.29

	Six months ended June 30,
	2020		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	499,115	$4.04	718,395	$3.72
Outstanding at end of period	499,115	$4.04	718,395	$3.72
Exercisable at end of period	405,920	$3.48	576,183	$5.26

Non-vested at beginning of the period	100,456	$6.27	149,474	$6.20
Vested during the year	(7,262)	$6.22	(7,262)	$6.22
Non-vested at the end of the period	93,194	$6.27	142,212	$6.29

As of June 30, 2020, the unrecognized estimated compensation cost related to outstanding non-vested consultants’ stock options was $199 which is expected to be recognized over a weighted average period of 1.44 years.

c)	Set forth below is additional data for all options outstanding at June 30, 2020:

Exercise price	Number of options outstanding	Remaining contractual Life (in years)	Intrinsic Value of Options Outstanding	No. of options exercisable
$2.69	688,026	5.02	1,630,623	686,720
$3.66	250,000	9.84	349,250	13,889
$4.68	66,500	9.76	25,270	-
$6.22	687,303	7.55	-	377,329
$8.19	150,000	9.39	-	-
$10.12	12,943	8.43	-	3,909
$12.21	2,421	8.75	-	605
$21.40	5,020	9.07	-	-
$90.16	15,500	1.19	-	15,500
	1,877,713		$2,005,143	1,097,952

d)	The following table summarizes share-based compensation expenses related to grants under the Equity Incentive Plans included in the statements of operations:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Research & development	$104	$31	$200	$444
General & administrative	84	100	120	199
Total	$188	$131	$320	$643

ENLIVEX THERAPEUTICS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020 (UNAUDITED)

U.S. dollars in thousands (except shares and per share data)

NOTE 10 –	TRANSACTIONS WITH RELATED PARTIES

On May 12, 2019, the Company entered into a research agreement with Cell Generation (C-G) Ltd, a company controlled by its Chief Scientific & Medical Officer under which Cell Generation (C-G) Ltd undertook to perform a patients' study.

a)	Amounts due to the related party

	June 30,	December 31,
	2020	2019
	unaudited
Accounts payable trade	$68	$-
Accrued expenses and other	65	79
	$133	$79

b)	Amount of transaction with the related party

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Research and development services	$160	$-	$444	$-

NOTE 11 –	FAIR VALUE MEASUREMENT

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of June 30, 2020 and December 31, 2019:

	June 30, 2020
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$10,163	$10,308	$-	$-
Short term deposits	20,043	20,043	-	-
Cash held with respect to CVR Agreement	2,524	2,524	-	-
Restricted cash	205	205	-	-
Total financial assets	$32,935	$32,935	$-	$-

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,948	$3,948	$-	$-
Short term deposits	8,060	8,060	-	-
Cash held with respect to CVR Agreement	1,400	1,400	-	-
Restricted cash	176	176	-	-
Total financial assets	$13,584	$13,584	$-	$-

NOTE 12 –	EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

The Company evaluated all events and transactions that occurred subsequent to the balance sheet date and prior to the date on which these financial statements were issued, and determined that the following events necessitated disclosure:

On July 1, 2020 the Company’s U.S. subsidiary Bioblast Pharma Inc. changed its name to Enlivex Therapeutics Inc. Additionally, on August 10, 2020, Shamir voluntarily dismissed its complaint against the Company. See Note 7.